Exhibit 17.2

April 25, 2025

The Board of Directors of Jamf Holding Corp.

c/o Michael Fosnaugh, Chair of the Board

100 Washington Ave S Suite 900
Minneapolis, MN 55401

Ladies and Gentlemen:

I hereby inform the board of directors (the “Board”) of Jamf Holding Corp. (the “Company”) that I will not stand for re-election to the Board at the 2025 annual meeting of shareholders of the Company (the “Annual Meeting”). I will continue to serve as a director until the date of the Annual Meeting.

I hereby acknowledge and confirm that I do not have any disagreement with the Company on any matter relating to the Company’s operations, policies or practices and that my decision to not stand for re-election is not related to any such disagreement.

I further acknowledge that, notwithstanding this resignation, I will remain subject to the Company’s insider trading policy for as long as I am in possession of material non-public information about the Company. I further acknowledge that I will remain under a duty of confidentiality to the Company.

Sincerely,

/s/ Charles Guan
Charles Guan